Exhibit 99.9

Michael B. Jones

April 30, 2012

TO:               Gold Standard Ventures Corp.

Ladies and Gentlemen:

Reference is made to the Annual Report on Form 40-F (the “40-F”) of Gold Standard Ventures Corp. (the “Company”), to be filed with the United States Securities and Exchange Commission pursuant to the United States Securities Exchange Act of 1934, as amended, and to the Annual Information Form (the “AIF”) of the Company for the year ended December 31, 2011, which is being filed as an exhibit to and incorporated by reference in the 40-F.

I, Michael B. Jones, Ph. D., hereby consent to the references to, and the information derived from, the following report and to the references, as applicable, to my name in connection with the following report in the 40-F:CVN Exploration Property, Eureka Co. Nevada, U.S.A., dated November 9, 2009, as revised on March 4, 2010 and May 11, 2010, of Dwight S. Juras and Michael B. Jones.

  Yours truly,

/s/Michael B. Jones
  Michael B. Jones, Ph. D.